

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Roger W. Byrd
General Counsel, Secretary and Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, NY 14650

      Re: Eastman Kodak Company
          Registration Statement on Form S-3
          Filed March 16, 2021
          File No. 333-254352

Dear Mr. Byrd:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Boris Dolgonos